QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                                  Form 40-F               ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 20-F               ☒               No 40-F

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)

October 31, 2003	By:	/s/ P.D. LAFRANCE
P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE HAS IN PLACE APPROPRIATE GOVERNMENT APPROVALS
FOR MONTCALM NICKEL MINE DEVELOPMENT
Project Completion Expected in the First Quarter 2005

Toronto, Ontario, October 31, 2003 — Falconbridge Limited today announced that it has in place the appropriate government approvals to proceed with its Montcalm nickel mine project in Northern Ontario.

The five-million-tonne Montcalm nickel deposit is located approximately 70 kilometres northwest of Timmins. The mine is expected to produce approximately 8,000 tonnes of metal annually. The capital investment, net of pre-production revenues, is estimated to be Cdn$100 million.

Development of the mine is expected to be completed in the first quarter of 2005.

The mine's ore will be sent to the concentrator at the Kidd Creek operations in Timmins and the concentrate will subsequently be shipped to the Company's nickel smelter in Sudbury. The project will generate approximately 145 jobs in the Timmins area and will also contribute to improve the utilization rates of the Sudbury smelter.

The Company will continue to work closely with local communities, environmental organizations and other communities of interest in respect of the development and operation of the Montcalm project.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.5%) and by other investors (40.5%).

Source:
Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

QuickLinks

SIGNATURES
FALCONBRIDGE HAS IN PLACE APPROPRIATE GOVERNMENT APPROVALS FOR MONTCALM NICKEL MINE DEVELOPMENT Project Completion Expected in the First Quarter 2005